EURASIA DESIGN INC.
122B E. Acapulco St.
South Padre Island, TX 78597

October 1, 2010

H. Christopher Owings
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:   Eurasia Design Inc.
Registration Statement on Form S-1/A-1
File No. 333-168345
Filed on September 13, 2010

Dear Mr. Owings:

    In response to your letter dated September 24, 2010, please be advised as to the following:

Prospectus Cover Page.
  The statement on the cover page has been updated to reflect that prior to the offering there was no public market created nor will there be immediately after our registration statement has been declared effective. We have revised the disclosure to include our intentions of seeking to be listed on the OTCBB if we sell the minimum amount in our offering. Of which there is no assurance of either event occurring.

Use of Proceeds.
  A breakdown of expenses relating to the offering has been provided.

Dilution of the Price you Pay for Your Shares.
  The disclosure has been revised.

Plan of Distribution.
  The Company is not planning on a material event occurring. The second paragraph has been revised to define what a material term is and under what circumstances an investor is entitled to a refund of their investment. The material terms have been updated, as well as the method in which the material event would be communicated to investors.

  The language has been changed to state that all of the shares of common stock will be sold outside the United States of America. Additionally, although the company plans on focusing its marketing and adverting campaign in the United States, once the company is operational, if budget allows, advertising online could open the door for international customers. It is not the plan of the company to only offer its products within the United States.

Eurasia Design Inc.
Registration Statement on Form S-1/A-1
File No. 333-168345
October 1, 2010

Plan of Operations.
  The requested deletion has been made. The Company has only one officer and director who is entirely responsible for its operations. Establishing an office will take time as Mr. Ferrone will need to locate an appropriate facility that will be determined by the total amount raised in the offering as well as make arrangements for telephone and other communication lines to be established and offices supplies procured. We feel that the timeline described in this section of the registration statement is reasonable.

  The requested disclosure has been provided.

Business.

Website.
  The requested disclosure has been provided.

Customer Service.
  The requested disclosure has been provided.

Offices.
  The requested information has been provided.

    Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

JOHN FERRONE
John Ferrone, President and CEO